Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)
	Year Ended December 31,
	2009	2008		2007		2006		2005
Fixed charges:
Interest expensed	$53,582	$59,010		$65,977		$66,265		$35,245
Interest capitalized	3,406	3,129		3,664		556		-
Preferred stock dividends (1)	15,695	-		-		-		-
Amortized premiums, discounts and capitalized expenses related to indebtedness	11,026	6,068		6,527		7,224		6,802
Estimate of interest within rental expense	603	431		424		386		298
Total fixed charges	$84,312	$68,638		$76,592		$74,431		$42,345

Earnings:
Income (loss) before income taxes	$(162,835)	$408,820		$207,162		$233,272		$196,098
Income from equity investees	(1,581)	(1,625)		(1,365)		(282)		(409)
Fixed charges (above)	84,312	68,638		76,592		74,431		42,345
Preferred stock dividends (1)	(15,695)	-		-		-		-
Amortization of capitalized interest	776	463		97		41		41
Distributed income from equity investees	1,780	1,775		928		987		657
Interest capitalized	(3,406)	(3,129)		(3,664)		(556)		-
Total earnings	$(96,649)	$474,942		$279,750		$307,893		$238,732
Ratio of earnings to fixed charges and preferred stock dividends (unaudited) (2)	—	6.92	x	3.65	x	4.14	x	5.64	x

(1)	Preferred stock dividends represent pre-tax earnings required to cover any preferred stock dividend requirements using our effective tax rate for the relevant period.
(2)
For the year ended December 31, 2009, earnings were inadequate to cover fixed charges and preferred stock dividends, and the ratio of earnings to fixed charges and preferred stock dividends therefore has not been presented for that period.  The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $181.0 million for the year ended December 31, 2009.